Via Facsimile and U.S. Mail
Mail Stop 6010

November 1, 2007

Kenneth G. Chahine
President and Chief Executive Officer
Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502

Re: Avigen, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 000-28272

Dear Mr. Chahine:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief